100 East Wisconsin Avenue
Suite 3300
Milwaukee, WI 53202-4108
Phone 414.271.6560
Fax 414.277.0656

Geoffrey R. Morgan
Direct 414.225.2752
Email grmorgan@michaelbest.com

August 8, 2005

United States Securities and Exchange Commission

Attn: Jennifer Hardy

Legal Branch Chief

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Re:	Eliason Funding Corporation
Amendment No. 1 to Registration Statement on Form SB-2 Filed July 27, 2205
File Number 333-125542

Dear Ms. Hardy:

On behalf of our client, Eliason Funding Corporation (the “Registrant”), this will respond to your letter of August 3, 2005, regarding the legal and accounting comments to the above-referenced Registration Statement. We have numbered our responses to correspond with the comment reference numbers set forth in your letter. The page numbers and exhibits referenced below, however, correspond to page number and exhibit references included in Amendment No. 2 to the above-referenced Registration Statement (such Registration Statement, together with amendments thereto referred to herein as, the “Registration Statement”).

1.	The Registrant has revised the Business section to reflect that its current business plan is to originate loans to affiliates.

2.	The Registrant has received a re-issued consent and report from Grant Thornton reflecting conformed signatures and has made the corresponding amendments to the Registration Statement.

3.	The Registrant has received from Grant Thornton and included in the Registration Statement a consent dated within five business days of the filing date of Amendment No. 2 with conformed signatures.

4.	The Registrant has made the requested disclosure on Page 1 of the Registration Statement.

5.	The Registrant has made the requested disclosure on Page 1 of the Registration Statement.

6.	The Registrant has made the requested clarification on Page 1 of the Registration Statement.

7.	The Registrant has made the requested revisions on Pages 3-8 of the Registration Statement.

8.	The Registrant has made the requested disclosure on Pages 7 and 8 of the Registration Statement.

9.	The Registrant has made the requested revisions on Page 8 of the Registration Statement.

10.	The Registrant has made the requested reconciliation on Pages 10 and 11 of the Registration Statement.

11.	The Registrant has made the requested disclosures on Page 11 of the Registration Statement.

United States Securities and Exchange Commission

August 8, 2005

12.	The Registrant has made the requested revision on Page 11 of the Registration Statement.

13.	The Registrant has made the requested disclosure on Pages 11 and 12 of the Registration Statement.

14.	The Registrant has made the requested disclosure on Page 13. The Registrant’s operations are limited to originating loans, related administrative activities and administering the Note offering. There is nothing more to disclose regarding its operations.

15.	The Registrant has incorporated the requested industry description on Page 14 of the Registration Statement and deleted the referenced sentences. The Registrant does not believe that additional discussion of the traditional commercial lending industry is material to investors’ evaluation of the Notes.

16.	The Registrant has substantially revised this discussion to reflect that it does not expect to face competition in making loans to its affiliates. In addition, the Registrant has included a discussion of the traditional competitors in the commercial lending market and a description of their methods of competition and advantages. The revisions appear on Page 15 of the Registration Statement. The Registrant does not believe that additional discussion of the competition methods of the traditional commercial lending industry is material to investors’ evaluation of the Notes.

17.	The Registrant has made the requested clarification on Page 21 of the Registration Statement.

18.	The Registrant has deleted the last sentence on Page 22 of Amendment No. 1 to the Registration Statement. The Registrant will not use proceeds from the Notes to make principal payments.

19.	The Registrant disclosed the exceptions set forth in Section 9.02 of the Indenture on Pages 26 and 27 of Amendment No. 1 to the Registration Statement. For your convenience, marked copies of Pages 26 and 27 are enclosed herewith.

20.	The Registrant has made the requested revision on Page 37 of the Registration Statement.

21.	The Registrant has made the requested revisions on Page 30 of the Registration Statement.

22.	Counsel has converted the “should” opinion to a “will” opinion.

23.	The Registrant has made the requested revision on Page 1 of Exhibit 8.01.

24.	The Registrant has made the requested revision on Page 2 of Exhibit 8.01.

25.	The Registrant has made the requested revision on Page 1 of Exhibit 8.01.

26.	The Registrant has made the requested revision on Page 2 of Exhibit 25.01.

27.	The Registrant has disclosed the filing date of the registration statement from which Exhibit 3 to Exhibit 25.01 was incorporated by reference.

In connection with this filing, we represent that the Registrant hereby states the following:

a.	The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;

b.	The Registrant acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to this filing; and

c.	The Registrant represents that it may not assert the Staff’s comments as a defense in

United States Securities and Exchange Commission

August 8, 2005

any proceeding initiated by the SEC or any person under the United States federal securities laws.

Please contact Geoffrey R. Morgan at (414) 225-2752 with any questions you may have or for any further information you may require. Thank you for your assistance with this Registration Statement.

Sincerely,

MICHAEL BEST & FRIEDRICH LLP

/s/ Geoffrey R. Morgan

Geoffrey R. Morgan

GRM:mkb

ATTACHMENT

Pages 26-27 of Amendment No. 1 to the Registration Statement

MODIFICATION OF THE INDENTURE AND SUPPLEMENTAL INDENTURES

Except for those matters described in Section 9.02 of the indenture, modifications and amendments of the indenture and supplemental indentures with respect to any series will be permitted only with the consent of the holders of not less than a majority in principal amount of all outstanding Notes of the applicable series; provided, however, that no modification, amendment or supplemental indenture may, without the consent of the holder of each Note:

(a) change the stated maturity of the principal of (or premium, if any, on), or any installment of principal of or interest on any Note;

(b) reduce the principal amount of, or the rate or amount of interest on, or on any additional amount payable in respect thereof, or any premium payable on redemption of, any Note, or change any obligation of the Company to pay additional amounts or reduce the amount of principal of an original issue discount security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any Note;

(c) change the place of payment, or the coin or currency, for payment of principal of (or premium, if any), or interest on any Note;

(d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note on or after the stated maturity or redemption date thereof;

(e) reduce the above-stated percentage in principal amount of outstanding Notes of any series, the consent of whose Holders is required for any such supplemental indenture or the consent of whose Holders is required for any waiver with respect to such series necessary to modify or amend the indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the indenture;

(f) create any lien or the collateral securing the Notes except as otherwise provided in the indenture; or

(g) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect this action or to provide that certain other provisions may not be modified or waived without the consent of the holder of the Note.

Under Section 9.02 of the Indenture, with the consent of the holders of a majority in principal amount of all outstanding Notes of a series, the Company may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture with respect to such series or of modifying in any manner the rights of the holders of Notes of such series under this Indenture. Section 9.02 further provides that the consent of all holders affected is required for the Company to enter into a supplemental indenture which:

•	changes the stated maturity of the principal of (or premium, if any, on) or any installment of principal of or interest on, any Note; or reduce the principal amount thereof or the rate or amount of interest thereon or any additional amounts payable in respect thereof, or any premium payable upon the redemption thereof, or change any obligation of the Company to pay additional amounts or amounts thereof provable in bankruptcy, or adversely affect any right of repayment of the holder of any Note, or change any place of payment where, or the currency or currencies, currency unit or units or composite currency or currencies in which, the principal of any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption or repayment at the option of the holder, on or after the redemption date or the repayment date, as the case may be);

•

reduces the percentage in principal amount of the outstanding Notes of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver with respect to such series (or compliance with certain provisions of the Indenture or certain

26

defaults hereunder and their consequences) provided for in the Indenture, or reduce the quorum or voting requirements;

•	creates any lien on the collateral securing the Notes except as otherwise provided in the Indenture; or

•	modifies any of the provisions of Section 9.02 or Section 5.13 of the Indenture, except to increase the required percentage to effect such action or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Note affected.

A supplemantal indenture which changes or eliminates any covenant or other provision of the Indenture which has expressly been included solely for the benefit of one or more particular series of Notes, or which modifies the rights of the holders of Notes of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the Indenture of the holders of Notes of any other series.

The holders of a majority in aggregate principal amount of outstanding Notes of each series may, on behalf of all holders of Notes of that series waive, insofar as that series is concerned, compliance by us with certain restrictive covenants in the indenture.

Modifications and amendments of the indenture and supplemental indentures will be permitted to be made by us and the trustee without the consent of any holder of Notes for any of the following purposes:

(a) to evidence the succession of another person to us as obligor under the indenture and the Notes;

(b) to add to the covenants of us for the benefit of the holders of all or any series of Notes or to surrender any right or power conferred upon us in the indenture;

(c) to add additional events of default for the benefit of the holders of all or any series of Notes, provided, however, that in respect of any such additional events of default such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults), may provide for an immediate enforcement upon such default, may limit remedies available to the trustee upon such default or may limit the right of the holders of a majority in aggregate principal amount of that on those series of Notes to which such additional events of default apply to waive such default;

(d) to change or eliminate any provisions of the indenture, provided that any change or elimination shall become effective only when there are no Notes outstanding of any series created prior thereto that are entitled to the benefit of this provision;

(e) to subject the indenture to additional revenues, properties or collateral, or to otherwise further secure the Notes;

(f) to establish the form aggregate principal amount or terms of Notes of any series, including the provisions and procedures, if applicable, for the conversion of the Notes into common stock or preferred stock;

(g) to evidence provide for the acceptance of appointment by a successor trustee with respect to the Notes and to add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee or different trustees;

(h) to cure any ambiguity, defect or inconsistency in the indenture, provided, however, that this action shall not adversely affect the interests of holders of Notes of any series in any material respect; or

(i) to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of the Notes, provided, however, that this action shall not adversely affect the interests of the holders of the Notes of any series in any material respect.

27